SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
      (Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and
                     Rule 13e-3 (ss. 240.13e-3) thereunder)
                                 Amendment No. 3
                           ---------------------------

                          Krupp Realty Fund, Ltd. - III
                                (Name of Issuer)
                           ---------------------------

                        KRF3 Acquisition Company, L.L.C.
                               KRF Company, L.L.C.
                    The Krupp Family Limited Partnership - 94
                      (Name of Person(s) Filing Statement)
                           ---------------------------

                            Limited Partnership Units
                         (Title of Class of Securities)
                           ---------------------------

                                   501128 10 2
                      (CUSIP Number of Class of Securities)
                           ---------------------------


                            Scott D. Spelfogel, Esq.
                               The Berkshire Group
                                One Beacon Street
                           Boston, Massachusetts 02108
                                 (617) 574-8385
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)
                           ---------------------------

                                 With copies to:

                              James M. Dubin, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000

This statement is filed in connection with (check appropriate box):
a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c. [X] A tender offer.
d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                           ---------------------------

                            CALCULATION OF FILING FEE

Transaction Valuation:     $13,750,000       Amount of filing fee:      $2750.00

o Transaction valuation assumes the purchase of 25,000 units Krupp Realty Fund, Ltd. - III. at $550 in cash per Unit. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals one fiftieth of one percentum of such transaction value.

[X] Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by either a registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $2750.00
Filing Parties: KRF3 Acquisition Company, L.L.C., KRF Company, L.L.C. and The Krupp Family Limited Partnership-94
Form or Registration No.:  Schedule 14D-1
Date Filed:  May 14, 1999
================================================================================

         This Amendment No. 3, dated June 4, 1999 (the "Amendment"), to the Rule 13E-3 Transaction Statement originally filed with the Securities and Exchange Commission on May 14, 1999 and amended by Amendment No. 1 thereto dated May 20, 1999 and Amendment No. 2 thereto dated May 28, 1999 (collectively, the "Statement"), attaches additional solicitation materials sent to holders of Units (as defined below) ("Unitholders") in connection with the Offer and amends and restates Items 6(b) and 15(b) of the Statement.

         This Amendment and the Statement relate to a tender offer by the Purchaser, to purchase any and all outstanding investor limited partnership interests (the "Units") of Krupp Realty Fund, Ltd. - III, a limited partnership organized under the laws of Massachusetts, for $550 per Unit, in cash, less the aggregate amount of distributions per Unit, if any made after May 14, 1999, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Supplement to the Offer to Purchase, each dated as of May 14, 1999, and in the related Agreement of Assignment and Transfer (which together constitute the "Offer").

Item 6.  Source and Amounts of Funds or Other Consideration.

         Item 6(b) of the Rule 13E-3 Transaction Statement is hereby amended and restated as follows:

         Except as otherwise set forth herein, the Purchaser will pay all costs and expenses of printing, publishing and mailing the Offer.

         The following table sets forth the various expenses in connection with the Offer. All of the amounts shown are estimated except the Commission registration fee.

Commission filing fee............................................ $        2,750
Legal fees and expenses..........................................        150,000
Solicitation Expenses............................................         72,000
Printing Costs...................................................         15,000
Partnership Transfer Fees........................................         67,500
Miscellaneous....................................................          2,750
                                                                  --------------
         Total................................................... $      310,000
                                                                  ==============

         The Purchaser has retained Krupp Funds Group Limited Partnership to act as Depositary and Co-Information Agent and Georgeson & Company, Inc. to serve as Co-Information Agent in connection with the Offer. The Purchaser has agreed to pay each of the Depositary and the Information Agents reasonable and customary compensation for their services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and has agreed to indemnify each of them against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

         The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agents) in connection with the solicitation of tenders of Units pursuant to the Offer.

Item 15. Persons and Assets Employed, Retained or Utilized.

         Item 15(b) of the Rule 13E-3 Transaction Statement is hereby amended and restated as follows:

         Except as otherwise set forth herein, the Purchaser will pay all costs and expenses of printing, publishing and mailing the Offer.

         The following table sets forth the various expenses in connection with the Offer. All of the amounts shown are estimated except the Commission registration fee.

Commission filing fee........................................... $        2,750
Legal fees and expenses.........................................        150,000
Solicitation Expenses...........................................         72,000
Printing Costs..................................................         15,000
Partnership Transfer Fees.......................................         67,500
Miscellaneous...................................................          2,750
                                                                 --------------
         Total.................................................. $      310,000
                                                                 ==============

         The Purchaser has retained Krupp Funds Group Limited Partnership to act as Depositary and Co-Information Agent and Georgeson & Company, Inc. to serve as Co-Information Agent in connection with the Offer. The Purchaser has agreed to pay each of the Depositary and the Information Agents reasonable and customary compensation for their services in connection with the Offer, plus reimbursement for out-of-pocket expenses, and has agreed to indemnify each of them against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

         The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Information Agents) in connection with the solicitation of tenders of Units pursuant to the Offer.

Item 17. Material to be Filed as Exhibits.

         Item 17 of the Rule 13E-3 Transaction Statement is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.         Description

(d)(9)              Additional solicitation material

(d)(10)             Additional solicitation material

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated as of:  June 4, 1999

                     KRF3 Acquisition Company, L.L.C.

                              By:      KRF Company, L.L.C.,
                                       its sole member

                                       By:      The Krupp Family Limited
                                                Partnership - 94,
                                                its sole member

                                                By: /s/ Douglas Krupp
                                                    -----------------
                                                    Name:  Douglas Krupp
                                                    Title: General Partner

                     KRF Company, L.L.C.

                                       By:      The Krupp Family Limited
                                                Partnership - 94,
                                                its sole member

                                                By: /s/ Douglas Krupp
                                                    -----------------
                                                    Name:  Douglas Krupp
                                                    Title: General Partner

                     The Krupp Family Limited Partnership - 94

                                                By: /s/ Douglas Krupp
                                                    -----------------
                                                    Name:  Douglas Krupp
                                                    Title: General Partner

                                  EXHIBIT INDEX


Exhibit No.         Description

(d)(9)              Additional solicitation material

(d)(10)             Additional solicitation material